FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March, 2004

Commission File Number: 1-10817

CELLTECH GROUP PLC

(Translation of registrant's name into English)

208 Bath Road, Slough, Berkshire SL1 3WE ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

Enclosure: CDP870 Phase III Trial

Embargoed for release at 08:00

31 March 2004

CELLTECH GROUP PLC

CELLTECH OUTLINES POSITIVE PRELIMINARY RESULTS FROM FIRST CDP870 PHASE III TRIAL IN RHEUMATOID ARTHRITIS

Celltech Group plc (LSE: CCH; NYSE: CLL) today announces positive preliminary results from the first Phase III clinical trial with CDP870 in rheumatoid arthritis ("Study 014"). Study 014 was designed to assess the safety and efficacy of CDP870 in combination with methotrexate on signs and symptoms of disease over a six month period in a refractory group of patients, who had active moderate to severe disease despite treatment with methotrexate and other disease modifying anti-rheumatic drugs ("DMARDs").

This study met its primary endpoint, as assessed by the number of patients achieving a 20% reduction in the American College of Rheumatology score ("ACR20 response") at 24 weeks. A significant ACR20 response was seen at week 1 in the study, the first time point, and was maintained for the duration of the study. The profile of adverse events in Study 014 was consistent with those seen in previous studies with CDP870.

Celltech intends to submit the detailed results from Study 014 for presentation at a future major scientific meeting.

Following this announcement, Celltech intends to continue advanced discussions with prospective partners for CDP870 with a view to entering a new collaboration agreement during the second quarter of 2004.

Celltech anticipates that the second Phase III trial of CDP870 in rheumatoid arthritis ("Study 011"), designed to assess the safety and efficacy of CDP870 as monotherapy on signs and symptoms of disease over a six month period in patients with moderate to severe disease, will conclude in the third quarter of 2004. Planning is currently in progress to commence the remaining Phase III programme in the second half of 2004.

Celltech continues to progress Phase III trials with CDP870 in Crohn's disease, with regulatory submissions in this indication planned for 2005. Celltech is also formulating plans for development of CDP870 in new disease indications, such as psoriasis, psoriatic arthritis and ankylosing spondylitis.

Dr. Goran Ando, Chief Executive Officer, commented: "The positive results from this Phase III clinical trial with CDP870 in rheumatoid arthritis underpin Celltech's confidence that this drug has a very promising future."

Dr. Goran Ando, Chief Executive Officer, will today host a conference call today at 13:30 (07:30 EST) to discuss the results from Study 014. This may be accessed by dialling +44 (0) 1452 541076, and quoting 'Celltech conference call'. A recording of the call will be available until 7 April 2004 by dialling +44 (0) 1452 550000, access code: 1205352.

Contacts:

Goran Ando	Chief Executive Officer	(44) (0) 1753 534655
Peter Allen	Deputy CEO and CFO
Richard Bungay	Director of Corporate
Communications

Jon Coles	Brunswick	(44) (0) 207 404 5959
Wendel Carsonv	Brunswick

Celltech Group plc (LSE: CCH; NYSE: CLL) is one of Europe's largest biotechnology companies, with an innovative development pipeline funded by its profitable, cash-generative pharmaceutical business. Celltech also possesses drug discovery capabilities of exceptional strength, including a leading position in antibody engineering. More details can be found at www.celltechgroup.com

Celltech desires to take advantage of the "Safe Harbor" provisions of the US Private Securities Litigation Reform Act of 1995, with respect to forward-looking statements contained within this document. In particular certain statements with regard to: the ability to secure a new collaboration partner for CDP870 on acceptable terms or at all, including the likely timing of such a collaboration and the ability to secure significant up front collaboration payments, and the anticipated timing of clinical studies, regulatory submissions and launches for CDP870, are forward-looking in nature. By their nature forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward-looking statements. In addition to factors set forth elsewhere in this document, the following factors, although not exhaustive, could cause actual results to differ materially from those the Company expects: pricing and product initiatives of the Company's competitors, unanticipated difficulties in the design or implementation of clinical trials, studies and investigations, results from clinical trials, studies and investigations that are inconsistent with previous results and the Company's expectations, failure to obtain and maintain required approvals for products from governmental authorities, unavailability of raw materials or other interruptions in production or product distribution, unexpected difficulties in the scale-up of production to viable commercial levels, unexpected fluctuations in production yields for development products or marketed products, fluctuations in currency exchange rates, inability of the Company to market existing and new products effectively, the failure of the Company's development, manufacturing and marketing partners to perform their contractual obligations and the risk of substantial product liability claims. Other factors that could affect these forward-looking statements are described in the Company's reports filed with the US Securities and Exchange Commission. The forward-looking statements included in this document represent the Company's best judgement as of the date hereof based in part on preliminary information and certain assumptions which management believes to be reasonable. The Company disclaims any obligation to update these forward-looking statements.

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                           CELLTECH GROUP PLC
                                                                                                                                                           (Registrant)

                                                                                                                                                           By: /s/ PETER ALLEN
                                                                                                                                                           Peter Allen
                                                                                                                                                           Chief Financial Officer

Dated: 31 March, 2004